Exhibit 4.4

SCORPIO HANDYMAX TANKER POOL AGREEMENT

BETWEEN

SCORPIO HANDYMAX TANKER POOL LTD

AS COMPANY

-AND-

VISION SHIPPING CO.

AS PARTICIPANT

RELATING TO

WONDER MIMOSA

INDEX

CLAUSE		PAGE

1	DEFINITIONS	1

2	PURPOSE OF THE POOL – SHARING OF REVENUES AND LIABILITIES	2

3	PERIOD OF THE POOL VESSEL’S PARTICIPATION IN THE POOL	3

4	POOL POINTS	4

5	TIME CHARTER PARTY	5

6	COMMERCIAL MANAGEMENT AGREEMENT/MANAGEMENT FEE	5

7	DISTRIBUTION	6

8	ACCOUNTING	6

9	WORKING CAPITAL CONTRIBUTION AND RETENTION	7

10	POOL COMMITTEE	7

11	CALCULATION OF POOL NET REVENUE/LOSS; POOL GROSS REVENUE; AND POOL EXPENSES	8

12	LAYING UP	11

13	INSURANCE	11

14	ASSIGNMENT OF EARNINGS	15

15	WITHDRAWAL/TERMINATION	15

16	OFF POOL	17

17	NATURE OF THE AGREEMENT	18

18	CONFIDENTIALITY	18

19	TOTAL LOSS	18

20	CHOICE OF LAW AND JURISDICTION	18

21	NOTICES	19

22	ENTIRE AGREEMENT	20

23	RIGHTS OF THIRD PARTIES	20

24	MISCELLANEOUS CLAUSES	20

THIS POOL PARTICIPATION AGREEMENT is entered into on the 11 day of August 2022 with effect from 13 July 2022

BETWEEN

(1)
Scorpio Handymax Tanker Pool Ltd, a Marshall Islands corporation having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (“Company”); and

(2)	Vision Shipping Co., a Marshall Islands corporation having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (“Participant”).

WHEREAS

(A)	The Participant is the owner ~~or disponent owner~~ of m.v. Wonder Mimosa (“Vessel”);

(B)	The Company and the Pool Participant have agreed that the Vessel should be entered into the Pool as defined below; and

(C)
The Vessel will be entered into the Pool by way of a time charter party between the Company and the Participant and hereinafter the Participant will be referred to as a “Pool Participant” and the “Vessel” will be referred to as a “Pool Vessel.”

IT IS HEREBY AGREED as follows:

1	DEFINITIONS

1.1	In this Agreement the following terms shall have the following meanings:

“Affiliate”: in respect of any person, means a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company;

“Gross Pool Revenues”: shall have meaning ascribed to it in Clause 11.2;

“Holding Company”: in relation to any person, means any other person, company or corporation in respect of which it is a Subsidiary;

“Net Pool Revenue”: shall have meaning ascribed to it in Clause 11.1;

“Notional Hire”: shall have meaning ascribed to it in Clause 7;

“Off Pool”: shall have meaning ascribed to it in Clause 16;

“Operating Days”: means any day (or any part of it) when a Pool Vessel is available for service in the Pool pursuant to this Agreement and the Time Charter Party;

“Penalties”: shall have meaning ascribed to it in Appendix 1.2;

“Pool”: the Scorpio Handymax Tanker Pool being collectively all of the Handymax tankers operated by the Company in the Pool;

“Pool Accounts”: shall have meaning ascribed to it in Clause 8.3;

“Pool Committee”: the committee described in Clause 10;

“Pool Expenses”: shall have meaning ascribed to it in Clause 11.3;

“Pool Participants”: all entities having entered into Pool Participation Agreements with the Company and the term “Pool Participant” shall have the same meaning and be one of the Pool Participants;

“Pool Points Entitlement for the Period”: shall have meaning ascribed to it in Clause 11.5(a);

“Pool Vessels”: vessels entered into the Pool by Pool Participants. The term “Pool Vessel” shall have the same meaning and be one of the Pool Vessels;

“Pool Vessel’s Share of Pool Earnings”: shall have meaning ascribed to it in Clause 11.5(c);

“Premium”: shall have meaning ascribed to it in Appendix 1.2;

“Sanctioned Person”: means any person, being an individual, corporation, company, association or government, who is listed as being subject to a sanction, regulation, official embargo or on any ‘Specially Designated Nationals List’ or ‘Blocked Persons’ lists’, or any equivalent lists maintained and imposed by the United Nations, European Union, Her Majesty’s Treasury in the United Kingdom or the United States Department of Treasury’s Office of Foreign Assets Control;

“Share of Pool Points Entitlement”: shall have meaning ascribed to it in Clause 11.5(b);

“Subsidiary”: of a person means any other person:

(a)          directly or indirectly controlled by such person; or

(b)          of whose dividends or distributions on ordinary voting share capital such person is entitled to receive more than 50 per cent;

“Time Charter Party”: the time charter party described in Clause 5;

“Weather Routing Company”: means GeoPerform or such other weather routing advisory company as appointed from time to time by the Company to monitor the Pool Vessels’ performances and advise on routing; and

“Withdrawing Settlement Amount”: shall have meaning ascribed to it in Clause 15.7.

2	PURPOSE OF THE POOL – SHARING OF REVENUES AND LIABILITIES

2.1(a) The main objective of the Pool is enter into arrangements for the commercial employment and operation of the Pool Vessels, arranged by the Company, so as to secure for the Pool Participants the highest earnings per Pool Vessel on the basis of pooling the revenue of the Pool Vessels and dividing it between the Pool Participants on the terms hereof. The operation of the Pool would enable the Pool customers to share the benefits achieved from these efficiencies.

2.1(b) The Pool shall consist of handymax-size tanker vessels with a maximum age of twenty (20) years, having the highest CAP rating by their respective classification society (if older than fifteen (15) years of age) and otherwise compliant with the requirements of this Agreement and the Time Charter Party.  Entry and continued participation by any vessel in the Pool if older than fifteen (15) years of age, shall always be subject to the Company’s reasonable judgement as to her fitness for trading in the Pool.

2.2
The Company shall, as principal and in its own name (as disponent owners as a result of the Time Charter Party) enter into contracts for the employment of the Pool Vessels.  Without prejudice to the generality of the foregoing, the Company shall, as disponent owners as a result of the Time Charter Party and as principal pursuant to this Agreement, negotiate and conclude spot charters, forward cargo contracts, consecutive voyage charters, contracts of affreightment (“COA”), and any associated Forward Freight Agreements, fuel swap contracts and time charters for performance by the Pool Vessels (each one of them and all of them together the “Pool Contracts”) provided that the maximum possible period for such contracts shall not exceed twelve (12) months plus/minus thirty (30) days. It is understood that the Company shall only enter into Forward Freight Agreements or fuel swap contracts to hedge the anticipated bunker requirements of the Pool which may arise in connection with COAs or consecutive voyage charters or time charter contracts to be served by the Pool Vessels.  The Company shall always take into consideration the duration of the Vessel’s participation in the Pool (as provided in clause 3.1) when entering into any Pool Contract in respect of the Vessel for a duration exceeding 90 days.

2.3
All revenues earned by the Company from the operation of the Pool Vessels shall, after deduction of all costs involved in the operation of the Pool, be shared between the Pool Participants in accordance with the terms of this Agreement.  Any liability incurred by the Company as a result of the activities of the Pool shall be shared between the Pool Participants in accordance with the terms of Agreement.

2.4
The Company shall not participate as a Pool Participant and shall not be entitled to a distribution of any Pool Vessel’s Share of Pool Earnings, pursuant to Clause 7.  The Company shall operate the Pool in accordance with the terms of this Agreement, enter into Pool Contracts as principal in its own name and market the Pool.  The Pool is a stand-alone profit unit, and will be operated separately from any other activities, if any, of the Company.

2.5
Subject to the provisions of clause 10.2(c), the Company shall be entitled to enter into charters, as charterers, with third party owners or disponent owners (“Third Party Charters”), solely for the purpose of chartering in vessels from such third party owners or disponent owners (“Third Party Vessels”) in order to perform any of the COAs, consecutive voyage charters, time charterer contracts entered by the Company which cannot be performed (whether in whole or in part) by any of the existing Pool Vessels. Any such Third Party Vessel to be similar in quality and age to the Pool Vessels.

3	PERIOD OF THE POOL VESSEL’S PARTICIPATION IN THE POOL

3.1
The Pool Vessel shall, subject to Clause 15 hereof, be placed at the disposal of the Company for a minimum period of ~~twelve (12)~~ six (6) months from the time of delivery to the Pool pursuant to the terms of the Time Charter Party plus or minus 30 days in the Company’s option.

3.2	In respect of any period:

(i)	from the Parties’ entering into this Agreement until the Vessel is delivered to the Pool in accordance with the Time Charter Party; and

(ii)
during which the Vessel is off hire under the terms of this Agreement or the Time Charter Party and has been designated as temporarily Off Pool (except under the provisions of clause 16) and for continued commercial operation by the Manager (always in the Company’s discretion), then the Participant will enter into a separate commercial management agreement with the Manager in a form substantially along the lines of the provisions of the Commercial Management Agreement in Appendix 2 whereby the Vessel will be operated strictly in accordance with the Participant’s orders and for the avoidance of doubt all charters’ earnings/expenses (including, but not limited to, the applicable remuneration of the Manager) to be credited/paid directly to/by the Participant.

4	POOL POINTS

4.1
The Pool revenues shall be shared according to a distribution key allocated to each Pool Vessel (“Pool Points”).  The Pool Points allocated to the Pool Vessel shall, as fairly as possible, reflect the earning potential of the Pool Vessel.

4.2
At the time that the Pool Vessel enters into the Pool, 102.34 Pool Points shall be provisionally allocated to the Pool Vessel (“Initial Pool Points”).  The basis for the calculation of Pool Points is set out in Appendix 1.1 and as it may be updated from time to time in accordance with this Agreement.  It is acknowledged and agreed by the Parties that the initial Pool Points allocated at the time of delivery are to be confirmed basis the updated Pool Points evaluation process as applicable when the Pool Vessel enters the Pool.  The Company shall advise the Participant accordingly.

4.3
The Pool Vessel’s performance as recorded by the Weather Routing Company shall be reviewed six months (or such other period at the reasonable discretion of the Company) after the Pool Vessel has entered the Pool (“Initial Performance Review”) as more particularly detailed in Appendix 1.2. The Initial Pool Points will be revised to take into account the result of the Initial Performance Review and the re-calculated Pool Points shall apply (i) retroactively as from the Pool Vessel’s entry into the Pool and the Pool Participant’s entitlement to distribution shall be adjusted accordingly; and (ii) for the period until the next scheduled Semi-Annual Performance Review.

4.4
Not later than 10 December and 10 June of each year, the Company shall submit to the Pool Participant a summary of the Pool Vessel’s performance as recorded by the Weather Routing Company (“Semi-Annual Performance Review”) which the Pool Participant shall accept (unless it contains manifest errors) within ten days from receipt. Upon acceptance by the Pool Participant, the Company will calculate the revised Pool Points for each Pool Vessel and the result of such recalculation shall take effect for the next six month period (i.e. as from 1 January and 1 July, as applicable) (“Semi-Annual Pool Points Calculation”). Concurrently with each Semi-Annual Performance Review, the Company shall determine Premium and Penalties due to or payable by each Pool Vessel as determined in accordance with the procedures set out in Appendix 1.2.

4.5
In addition, to ensure that the Pool Points formula set out in Appendix 1.1 always reflects the true earnings capacity of a Pool Vessel in the performance of the Pool’s trading pattern thereby ensuring that the distribution of Pool earnings is at all times fair and equitable, the Company shall have the right to make the following periodical adjustments on a quarterly basis (“Periodical Pool Points Criteria Review”):

(a)	amend the Standard Voyages’ (as defined in Appendix 1.1) and/or their weighting; and/or

(b)	revise the rates and level of expenses applicable thereto, including but not limited to freight, demurrage, port expenses, commissions; and/or

(c)	revise and/or amend and/or change the adjustments to the Pool Points applicable as per step 5 and step 6 of Appendix 1.1; and/or

(d)	implement a system of trading premium by way of allocation of Pool revenues for the Pool Vessels being employed on certain specific trades.

Otherwise, material revisions of the Pool Points assessment formula shall be made in accordance with the provisions of Clause 10.2.

4.6
Upon each Semi-Annual Pool Points Calculation and Periodical Pool Points Criteria Review, the Company shall in good time inform the Pool Participants about the applicable Pool Vessel description, the changes to the Pool Points calculations, the new Pool Points applicable to the Pool fleet for the relevant period and when they will be effective. The Parties acknowledge that publication of such updates on the Pool website/portal shall be considered sufficient for the purpose of compliance with the notification requirements hereunder.

5	TIME CHARTER PARTY

5.1
The Pool Participant and the respective Pool Vessel shall at any and all times during the term of this Agreement comply with the conditions, terms and warranties expressed or implied in this Agreement and in the Time Charter Party, which shall be deemed to be an integral part of this Agreement.  The terms of this Agreement shall prevail if a conflict should arise in the interpretation of the terms of this Agreement and the terms of the Time Charter Party.

5.2
When a Pool Participant enters a Pool Vessel into the Pool where the Pool Participant is the owner or the bareboat charterer of the Pool Vessel then the time charter party between the Company and the Pool Participant shall be in the form attached hereto at Appendix 3.1.

5.3
When a Pool Participant enters a Pool Vessel in the Pool where the Pool Participant has the Pool Vessel on time charter then the time charter party between the Company and the Pool Participant shall be on back-to-back terms, provided such terms are not detrimental to the Pool in the sole opinion of the Company with the terms of the time charter between the Pool Participant and the Pool Vessel’s owners or disponent owners subject always to the cover page of Appendix 3.2.

5.4
The charter party entered into between the Company and the Pool Participant, whether pursuant to Clause 5.2 or Clause 5.3 above, shall be the Time Charter Party.  In the event that the Time Charter Party departs from the standard time charter terms of the Pool (attached hereto as Appendix 3.1) and such variations, in the sole opinion of the Company, have an effect on the earning potential of the Pool Vessel, then such difference shall be reflected in the Pool Points allocated to the Pool Vessel.

5.5
Where the Pool Participant is not the head owner of the Pool Vessel, the Pool Participant is obliged to notify the Company in advance and as soon as they become aware of any planned change of Pool Vessel ownership or technical management further up the charter chain for the Pool Vessel.  For the avoidance of doubt, any such change of Pool Vessel ownership or technical management shall not affect any of the terms of this Agreement, including the Time Charter Party.

5.6	All time under the Time Charter Party shall be recorded in GMT.

6	COMMERCIAL MANAGEMENT AGREEMENT/MANAGEMENT FEE

6.1
The Company has entered into a Commercial Management Agreement with Scorpio Commercial Management SAM (“Manager”).  The Commercial Management Agreement is annexed hereto as Appendix 2.  The Company shall pay a management fee to the Manager (“Management Fee”).

6.2	The Management Fee shall consist of:

(a)
a one point fifty (1.50) percent commission on all gross income received under all contracts (voyage charters, consecutive voyage charters, contracts of affreightment and time charters) entered into for the account of the Company in relation to the Pool Vessel.  The commission shall be calculated by reference to and upon all hire, freight, deadfreight and demurrage, as well as any other commissionable amount collected on such transactions; and

(b)	a flat fee of three hundred and twenty five United States Dollars (US$325) per day per Pool Vessel payable on a monthly basis in advance.

7	DISTRIBUTION

7.1
The Company will advance the Pool Vessel’s Share of Pool Earnings (as determined in accordance with Clause 11.5) to each Pool Participant by way of Notional Hire, which level shall be advised on about the 20th day of each calendar month.  The Notional Hire is payable monthly in arrears and based on the Operating Days of each Pool Vessel in the given period and adjusted for any off-hire.

7.2	Further distributions shall be made by the Company on a quarterly basis and always on account of the Pool Vessel’s Share of Pool Earnings.

7.3
The Pool Participant’s entitlement to receive Notional Hire and any distribution shall always be subject to the cash flow requirements of the Pool and the provisions of Clause 9.2 and 9.3. The Company shall in its sole reasonable judgement be at liberty to suspend, postpone or reduce in its amount any payment of Notional Hire to the Pool Participant.  The Company shall also have a general right to set off any distribution due and payable to the Pool Participant against any outstanding payment obligation by the said Pool Participant.

8	ACCOUNTING

8.1
The Company shall procure that the Manager keep such records and accounts as shall be necessary or appropriate for the proper operation of the Pool, including such accounts as shall be necessary for the calculation of distributions.

8.2
The Company shall procure that the Manager maintain systems of internal controls designed to provide reasonable assurance that transactions are properly executed and sufficient to meet the requirements of an independent audit performed in accordance with International Auditing Standards.

8.3
The Company shall procure that the Manager no later than the 30th day following the end of each quarter, prepare and distribute to each Pool Participant unaudited accounts for the Pool reviewed by Moore Stephens (or other suitable accounting firm) on the basis of “agreed upon procedures” (“Pool Accounts”) and for each Pool Vessel for the period from 1 January to the end of the relevant quarter. The Pool Accounts shall include aggregate quarterly accounts with separate calculations made for each quarter.

8.4	The Pool Accounts must show:

(a)	Net Pool Revenue and the total distributions made to Pool Participants;

(b)	Summary of time charter equivalent income for all voyages and charters performed by each Pool Vessel;

(c)	The balance on the Company bank account;

(d)	Outstanding freight/demurrage due in respect of contracts performed by Pool Vessels; and

(e)	Off hire days for each Pool Vessel on a monthly and yearly basis.

8.5	The Pool Accounts will be maintained in United States Dollars.

8.6	Messrs Moore Stephens or other suitable accounting firm will audit the Pool’s books, including distributions on an annual basis. Audited reports will be distributed to all Pool Participants.

8.7	Further, the Company shall, not later than four (4) months after the end of its financial year (31 December) present to the Pool Participant audited final accounts for the preceding financial year.

8.8
At the request of the Pool Participant the Company shall make available at the offices of the Manager to a certified auditor nominated by the Pool Participant all accounts and supporting documents required to verify the correct distribution of revenues to the Pool Participant.

9	WORKING CAPITAL CONTRIBUTION AND RETENTION

9.1
Unless otherwise agreed by the Company, the Pool Participant shall, latest on delivery of the Pool Vessel under the Time Charter Party, contribute working capital to the Company in the amount of United States Dollars Three Hundred Fifty Thousand (US$350,000) to cover the estimated voyage expenses (e.g. bunker costs, port disbursements, canal dues, etc.) for the Pool Vessel’s first employment in the Pool (the “Working Capital”). ~~Value of bunkers on delivery (assessed in accordance with the provisions of clause 15 of the Time Charter Party) shall contribute towards Working Capital.~~ Bunkers on board the Vessel at the time of delivery to the Pool under this Agreement are (or will become by the time of delivery) the property of the Company.

9.2
The Working Capital shall be repaid to the Pool Participant after the termination of the Pool Vessel’s participation in the Pool.  On redelivery of the Pool Vessel to the Pool Participant by the Company, the value of the bunkers remaining on board (priced on a “first in, first out” basis by the Company as evidenced by supporting invoices and bunker delivery receipts as provided in clause 15 of the Time Charter Party) shall be set-off against the Working Capital to be repaid by the Company to the Pool Participant. The Company shall be allowed to withhold from repayment of the Working Capital any amount deemed sufficient to cover a possible reduced distribution to the Pool Participant until final accounts are available.

9.3
In the event that the cashflow position of the Pool at any given time, as determined by the Company, is insufficient to allow the Pool to perform its commercial and other contractual commitments, then the Company shall be entitled to request and obtain a further contribution by the Pool Participants to the working capital of the Company in such reasonable amount to meet the Pool’s then ongoing and/or expected commercial commitments and committed Pool Contracts. The Pool Participant shall contribute such further contribution to the Company within ten (10) days of receipt of the Company’s written request and the Company shall refund any such contribution as soon as this is financially viable.

10	POOL COMMITTEE

10.1
The Pool Committee shall consist of one (1) representative for each Pool Participant, two (2) representatives appointed by the Company and two (2) representatives of the Manager.  The Pool Committee shall meet at least once a year for the purpose of reviewing the performance of the Pool.  The Pool Committee meeting can take place by teleconference as well as by physical meetings.

10.2	The following matters will require the approval of two-thirds of the votes of the representatives of the Pool Participants in the Pool at any relevant time (“Quorum”):

(a)
Material revisions of the Pool Points assessment formula set out in Appendix 1.1. It is hereby understood that logical and regular updates/changes applicable to the formula (including, but not limited to, update of the Worldscale rates, revision of the bunker prices, revision of relevant voyage expenses) shall remain within the Company’s reasonable judgement and be dealt in accordance with clause 4.5 hereof;

(b)	Acceptance of new participants in the Pool; and

(c)	Entry into a “time charter in” agreement for a Third Party Vessel for a duration in excess of twelve (12) months.

10.3	Voting:

(a)
The Pool Participant’s representative shall be entitled to one vote for the Vessel provided she is employed in the Pool at the time of voting; votes may be cast and communicated to the Company verbally and confirmed in writing (e-mail is sufficient for this purpose).

(b)	Votes shall be expressed:

(i)	In respect of clause 10.2(a), within 10 working days; and

(ii)	In respect of clause 10.2(b) and (c), within 48 working hours;

from notification by the Company to the Pool Participant that a decision pursuant to the relevant clause is to be taken.

(c)
Failure by the Pool Participant to express their vote in accordance with clause 10.3(b) hereof shall result in its Pool Vessel not being eligible to vote and the Pool Vessel accordingly to be excluded from the Quorum.

(d)	Decisions taken by two-thirds majority as herein provided shall be binding upon all Pool Participants and applicable to all Pool Vessels.

(e)	It is understood that representatives appointed by the Company and the Manager shall not be entitled to vote for the matters under clause 10.2.

11	CALCULATION OF POOL NET REVENUE/LOSS; POOL GROSS REVENUE; AND POOL EXPENSES

11.1	The Net Pool Revenue shall be equal to the Gross Pool Revenue (as detailed in Clause 11.2) less the Pool Expenses (as detailed in Clause 11.3).

11.2	The Gross Pool Revenues consist of but are not limited to:

(a)
each Pool Vessel’s total voyage (whether in progress or not at any relevant time) income including without limitation freight, deadfreight, charter hire, demurrage, ballast bonuses and any other amount received, or earned but not yet received, for the Pool Vessels howsoever fixed;

(b)	any loss of hire insurance proceeds paid in respect of any of the Pool Vessels;

(c)	any damages or other amounts received in settlement of any claims relating to performance of any contracts of employment by Pool Vessels;

(d)	any voyage expenses related rebates;

(e)	any savings or rebates;

(f)	Pool’s share of any salvage money;

(g)	Forward Freight Agreement settlement sums received;

(h)	fuel swap settlement sums received; and

(i)
all income of any nature due to the Pool arising out of the operation of or in any way connected to a Pool Vessel and/or any operations under this Agreement including the performance of any employment contract and the revenues earned by any Pool Vessel.

11.3	The Pool Expenses consist of, but are not limited to:

(a)
each Pool Vessel’s total voyage (whether in progress or not at any relevant time) expenses including, without limitation, agents, tugs, pilots, port expenses, wharfage, bunker, canal fees, voyage related COFR, OPA90, AMPD expenses, additional war risk premium, extra insurance for breaching IWL/INL, stevedores, materials and equipment as required for the Pool Vessel’s trade and as deemed necessary by the Company, as well as any other amount due and payable by the Company to the Pool Participant pursuant to the provisions of the Time Charter Party, etc;

(b)	all commissions or brokerage payable in respect of all fixtures, charter parties and contracts of affreightment concluded on behalf of the Company;

(c)	all legal fees and any other out of pocket expenses whatsoever incurred by the Pool, the Company and the Manager in connection with the commercial operation and management of the Pool;

(d)
all fees, costs and expenses whatsoever incurred by the Pool and/or the Company, and/or by the Manager on behalf of the Pool and/or the Company, including, but not limited to, fees and expenses of independent consultants, professional advisors and representatives, supercargo, port captains, surveyors, superintendents or other specialists, whom the Company may deem desirable to be employed from time to time in connection with the commercial operation of the Pool;

(e)
any other expenses and charges whatsoever incurred by the Company and/or the Manager in respect of any Pool Vessel or directly and indirectly for the management, administration and operation of the Pool;

(f)	Weather Routing Company service fees;

(g)	remuneration payable to the Manager pursuant to Clause 7;

(h)	Forward Freight Agreement settlement sums paid;

(i)	fuel swap settlement sums paid; and

(j)	Pool share of any salvage costs.

11.4	Without prejudice to Clause 11.1 the following accounting principles shall be followed for the purpose of calculating the Net Pool Revenue at any point in time:

(a)
any item of Gross Pool Revenue which is to be accounted for, and any item of Pool Expenses which is to be deducted or reimbursed, by reference to a time charter shall be treated as being earned or incurred (as the case may be) ratably over the period of the time charter;

(b)
any item of Gross Pool Revenue which is to be accounted for, and any item of Pool Expenses which is to be deducted or reimbursed, by reference to a voyage charter or to any shipment under a COA shall be treated as being earned or incurred (as the case may be) ratably over the period from the start of sea passage at the last discharge port to the start of sea passage at the discharge port;

(c)
bunker procurement agreements and swap agreements income and expenses shall be treated as earned or incurred ratably over the period of the procurement agreement or swap agreement (or the period by reference to which payments are made pursuant to the procurement agreement or swap agreement); and

(d)
in respect of specific swap agreements fixed on the back of a particular contract, bunker swap income and expenses shall be treated as earned or incurred ratably proportionally over the actual bunker consumption of the performing Pool Vessel for the specific voyage for such contract.

11.5
The Net Pool Revenue assessed in respect of a particular period in accordance with the provisions of this clause 11 shall be divided between each Pool Participant in respect of its Pool Vessel(s) in accordance with the following distribution formula:

(a)	each Pool Vessel’s Pool Points are multiplied by the actual Operating Days in the Pool, producing the “Pool Points Entitlement for the Period”;

(b)
each Pool Vessel’s Pool Points Entitlement for the Period is divided by the aggregate of the Pool Points Entitlement for the Period for all Pool Vessels in the Pool, to produce the “Share of Pool Points Entitlement” for each Pool Vessel; and

(c)
the Net Pool Revenue, as determined in accordance with Clause 11.1, is multiplied by a Pool Vessel’s Share of Pool Points Entitlement, to produce each “Pool Vessel’s Share of Pool Earnings”, to which the Pool Participant in respect of that Pool Vessel would be entitled for that period.

11.6
For the avoidance of doubt the following items of expenditure and revenue of the Pool shall not form part of the Pool Expenses and Pool Gross Revenues respectively and shall be shared between the Pool Participants basis their respective Pool Vessel’s Operating Days during the relevant accounting period:

(a)	currency exchange gains;

(b)	interest earned on funds held in the Company’s bank accounts or otherwise arising from the commercial operation of the Pool Vessels;

(c)	any insurance premium payable by the Company in accordance with the provisions of Clause 13;

(d)	provisions for contingencies in respect of any amount in dispute and/or claims in progress and/or doubtful in recovery;

(e)	external auditor’s fees for review of the Pool Accounts as provided in his Agreement;

(f)	currency exchange losses;

(g)	interest and bank charges/commissions payable on the Company’s bank accounts;

(h)
net results realized by the Company in respect of any Third Party Vessels (being, in respect of those ships, the difference between (i) all freight, deadfreight, demurrage, charter hire or any other amount collected by the Company and (ii) all freight, deadfreight, demurrage, charter hire or any other amount, fees or commissions (including those payable to the Manager) paid by the Company);

(i)	any other expenses and charges whatsoever incurred by the Company and/or the Manager in respect of any Third Party Charter;

(j)	apportionment of prepaid non-voyage expenses not included and of expenses paid after the relevant accounting period and attributable in whole or in part to such accounting period; and

(k)	AMS, ICB, SCAC and EORI related expenses.

12	LAYING UP

12.1
Subject to the relevant Pool Participant’s prior consent, which not to be unreasonably withheld, the Company may decide to lay up any Pool Vessel if market conditions justify such a decision.  If a Pool Vessel is laid up, the Pool Participant shall receive hire according to the Pool Vessel’s Pool Earning Points but with a reduction for any net savings that the Pool Participant may reasonably be expected to obtain as a result of the Pool Vessel being laid up.  If the Pool Participant do not consent to the laying up of its Pool Vessel, they shall have the option to elect to terminate this Agreement by giving ninety (90) days notice, plus or minus thirty (30) days in the Company’s option, in writing to the Company and the Pool Vessel shall not be laid up during such notice period.

13	INSURANCE

13.1
The Pool Participant shall maintain the Pool Vessel insured in accordance with prudent practice of first class owners/ship operators, including but not limited to: hull and machinery, P&I and Excess Pollution Liability insurance, war risk and extra war risk. The Pool Participant shall also arrange for ship-owners liability (SOL) insurance cover (including, but not limited to, risks arising out of commingling and blending of cargo), however any premium thereto (as duly evidenced by invoices/vouchers) shall be for the Company’s account.

13.2
The Company will at the cost of the Pool take out insurance cover (such as P&I FDD, damage to hull, loss of bunkers, freight insurance, loss of hire/loss of earnings) as from time to time deemed necessary or advisable.

13.3

(a)
The Pool Vessel shall not be obliged to proceed or required to continue to or through, any port, place, area or zone, or any waterway or canal (hereinafter “Area”) which, in the reasonable judgement of the Master and/or the Pool Participant, is dangerous to the Pool Vessel, her cargo or crew due to any actual, threatened or reported acts of piracy (any and all such act jointly referred to as “Piracy”), whether such risk existed at the time of entering into this Pool or occurred thereafter. Should the Pool Vessel be within any such place as aforesaid which only becomes dangerous, or is likely to be or to become dangerous, after her entry into it, she shall be at liberty to leave it.

(b)
If in accordance with Clause 13.3(a) the Pool Participant decides that the Pool Vessel shall not proceed or continue to or through the Area they must immediately inform the Company. The Company shall be obliged to issue alternative voyage orders and shall indemnify the Pool Participant for any claims from the lawful holder of the bills of lading caused by waiting for such orders and/or the performance of an alternative voyage.  Any time lost as a result of complying with such orders shall not be considered off- hire.

(c)	If the Pool Participant consents or if the Pool Vessel proceeds to or through an Area exposed to Piracy the Pool Participant shall have the liberty:

(i)
to take reasonable preventative measures to protect the Pool Vessel, her crew and cargo including but not limited to re-routing within the Area, proceeding in convoy, using escorts, avoiding day or night navigation, adjusting speed or course, or engaging armed guards;

(ii)	to comply with the orders, directions or recommendations of any underwriters who have the authority to give the same under the terms of the insurance;

(iii)
to comply with all orders, directions, recommendations or advice given by the Government of the Nation under whose flag the Pool Vessel sails, or other Government to whose laws the Pool Participant are subject, or any other Government, body or group, including military authorities, whatsoever acting with the power to compel compliance with their orders or directions; and

(iv)
to comply with the terms of any resolution of the Security Council of the United Nations, the effective orders of any other supranational body which has the right to issue and give the same, and with national laws aimed at enforcing the same to which the Pool Participant are subject, and to obey the orders and directions of those who are charged with their enforcement; and the Company shall indemnify the Pool Participant for any liability incurred to the lawful holder of the bills of lading caused by the Pool Vessel proceeding as aforesaid, save to the extent that such claims are covered by additional insurance as provided in Clause 13.3(e)(iii).

(d)	Pool Participant express warranties:

(i)
In addition and without prejudice to the provisions of Clause 13.3(c), if the Pool Participant consents or if the Pool Vessel proceeds to or through the Gulf of Aden and/or Indian Ocean, the Pool Participant expressly warrant:

(aa)	For transits without armed guards:

1.	MSCHOA registration on any declared transit;

2.	12.5 knots speed minimum (accepting restrictions that may be required by convoys);

3.	5.5 metre freeboard minimum;

4.	Pool Vessel is registered for route monitoring in order to receive real-time risk assessment / threat warnings;

5.
Adherence to written policy detailing requirements for increased vigilance inclusive of additional lookouts, sufficient binoculars and night vision optics and/or radar to provide 360 degree coverage on a 24 hour basis whilst in the area exposed to Piracy; and

6.	Safe room where the crew can secure themselves in case of hijacking and control / manoeuvre Pool Vessel’s direction.

(bb)	For transits with armed guards:

1.	MSCHOA registration on any declared transit;

2.	12.5 knots speed minimum (accepting restrictions that may be required by convoys);

3.	4.5 metre freeboard minimum;

4.
Minimum 3 armed guards must be provided on every voyage declared through the high risk area Gulf of Aden / Indian Ocean as per JWLA019, they must be present for the full duration of any transit between registered ports or as may be agreed by underwriters of Charterers insurances. In case the number of armed guards, for any reason, are less than 3 the Pool Participant will immediately inform the Company; and

5.
Adherence to written policy detailing requirements for increased vigilance inclusive of additional lookouts, sufficient binoculars and night vision optics and/or radar to provide 360 degree coverage on a 24 hour basis whilst in the Gulf of Aden / Indian Ocean area.

(ii)
it is understood that Pool Participant’s express warranties as per Clause 13.3(d) will be passed onto Company’s underwriters as required under the terms and conditions of the applicable insurance cover which Company have established or will establish.  Should such insurance’s terms and conditions change, the Pool Participant hereby agrees to amend this Clause 13.3(d) accordingly.

(e)	Costs

(i)
If the Pool Vessel proceeds to or through an Area where due to Piracy additional costs will be incurred including but not limited to additional personnel, additional equipment and preventative measures to avoid Piracy, such reasonable costs provided they are consumable (i.e. not capital costs) shall be for the Company’s account always subject to the conditions of Clause 13.3(i) hereof. Any time lost solely as a result of waiting for convoys, following recommended routing, timing, or reducing speed or taking measures to minimise risk, shall be for the Company’s account and the Pool Vessel shall remain on hire;

(ii)
If the Pool Participant becomes liable under the terms of employment to pay to the crew any bonus or additional wages in respect of sailing into an area which is dangerous in the manner defined by the said terms, then the bonus or additional wages payable as per the recommendations of the Pool Vessel’s Flag State Authority or Crew Bargaining Agreement shall be reimbursed to the Pool Participant by the Company;

(iii)
If the underwriters of the Pool Participant require additional premiums or if additional insurance cover (including without limitation, kidnap and ransom) is necessary or if it is reasonably required by Pool Participant because the Pool Vessel proceeds to or through an Area exposed to Piracy, then such additional insurance costs shall be reimbursed by the Company to the Pool Participant; however, the Pool Participant shall pass all discounts to Company; and

(iv)
Pool Participant shall provide Company with all invoices and supporting documents relating to the payments arising under paragraph (e) hereof within seven (7) days of completion of the relevant voyage or on redelivery, whichever occurs first.  All payments arising under this Clause 13.3(e) shall be settled within fifteen (15) days of receipt of Pool Participant’s supported invoices.

(f)
In the event that the Pool Vessel is attacked but not seized by pirates any time lost during such attack shall be for the account of the Company and the Pool Vessel shall remain on hire during the period of such attack.

(g)	If the Pool Vessel is seized by pirates:

(i)	the Pool Participant shall keep the Company closely informed in writing of the efforts made to have the Pool Vessel released; and

(ii)
provided that the Pool Participant has taken all reasonable preventative measures as detailed in Clause 13.3(c) hereof, has followed BMP4 (as amended and updated from time to time) and when the Pool Vessel proceeds to or through the Gulf of Aden and/or Indian Ocean has fully complied with the warranties as per Clause 13.3(d) hereof, the Pool Vessel shall remain on hire for the lesser of:

(aa)	the first one hundred and eighty (180) days of the seizure; and

(bb)	the number of days that the Pool Vessel is actually seized by pirates.

Thereafter the Pool Vessel will be considered off hire until she is again fully operational and ready to resume service under the Time Charter Party.  The Company shall not be liable under the Time Charter Party for late redelivery resulting from seizure of the Pool Vessel by pirates.

(h)
If in compliance with this Clause anything is done or not done, such shall not be deemed to be a deviation, but shall be considered as due fulfilment of the Time Charter Party.  In the event of a conflict between the provisions of this Clause and any implied or express provision of the Time Charter Party, this Clause shall prevail to the extent of such conflict, but no further.

(i)	Armed Guards

1.          If the Pool Participant, in accordance with Clause 13.3(c)(i) exercises the option to employ security personnel on the Pool Vessel for Area transits, they shall be subject to the conditions set out in Clause 13.3(i)1 and 13.3(i)2.  If the Pool Participant so wishes to take armed guards, the Company will arrange for the appointment of and pay for the cost of the employment of armed guards for and on behalf of the Pool Participant.  In case that the Pool Participant insist on using a different armed guards service from that of Company’s preferred provider (the “Preferred Vendor”), then the Company agrees to reimburse the cost of the armed guards but such reimbursement shall be limited to the price that could have been obtained from using the Preferred Vendor for the same voyage, unless it is a mandatory flag requirement of the subject Pool Vessel. The reimbursement of the cost of Pool Participant’s own armed guards is subject to Pool Participant providing the necessary invoices and proof of payment;

2.         All waiting time and deviation for picking up and dropping off armed guards shall be for the account of the Company provided that the Pool Participant make use of the services of the Preferred Vendor or provide a confirmation of appointment of the Pool Participant’s own choice of other armed guards service provider promptly and in a timely manner so as not to cause delay to the Pool Vessel’s itinerary;

3.           The conditions for armed guards being taken on the Pool Vessel for an Area transit, are that:

(x)         if transiting the Gulf of Aden, the Pool Vessel shall proceed directly or transit with the first available MSCHOA grouped transit or naval convoy, whichever is first; and

(y)         the Pool Vessel shall adopt a direct route through the Risk Areas, but always keeping a minimum distance of 300 nautical miles away from the East Somalian coast.

Any waiting time or deviation in contravention of the conditions for the taking of armed guards set out in this Clause 13 shall count as off-hire and will remain for Pool Participant’s account.

4.        If the Pool Participant exercises the option to employ armed guards as set out in Clause 13.3(i) from the Preferred Vendor, then the Pool Participant shall sign the BIMCO GUARDCON contract directly with the Preferred Vendor.  Notwithstanding, anything said either under this Clause or anywhere else in this Agreement, the Pool Participant will indemnify and hold the Company harmless for any and all fines, costs, losses, delays and/or damages arising out of and/or in connection with the acts and/or omissions of the armed guards and/or arising out of or in connection with their weapons.

14	ASSIGNMENT OF EARNINGS

14.1	The Pool Participant may only assign its right to distributions from the Pool pertaining to its Pool Vessel, as distributed by the Company pursuant to Clause 7.

14.2
The Company may assign, transfer, charge or deal in any other manner with any of its rights, obligations or assets under this Agreement and any Pool Contract (including (without limitation), for the avoidance of doubt, the Company’s earnings under the Pool Contracts and any sum to the Company’s credit in the Company’s bank account(s)) for the purpose of or in connection with any financing of the Company and Pool.

15	WITHDRAWAL/TERMINATION

15.1
The Pool Vessel shall remain in the Pool for a minimum period of six (6) ~~twelve (12)~~ months plus or minus thirty (30) days in the Company’s option from the date of delivery under the Time Charter Party subject only to the terms of this Clause.  The Company shall be entitled to withdraw the Pool Vessel from the Pool and terminate this Agreement by giving sixty (60) ~~ninety (90)~~ days notice, plus or minus thirty (30) days in the Company’s option, in writing to the Pool Participant at any time after the expiry of the initial four (4) ~~nine (9)~~ month period that the Pool Vessel is in the Pool.

15.2
The Pool Participant shall be entitled to withdraw its Pool Vessel from the Pool and terminate this Agreement by giving sixty (60) ~~ninety (90)~~ days notice, plus or minus thirty (30) days in the Company’s option, in writing to the Company at any time after the expiry of the initial four (4) ~~nine (9)~~ month period that the Pool Vessel is in the Pool provided always that a Pool Participant shall not be entitled to withdraw the Pool Vessel from the Pool and terminate this Agreement until any contract entered into by the Company in respect of the Pool Vessel (other than the Time Charter Party) has been fulfilled. In such circumstances the termination notice shall take effect as expiring upon fulfilment of such contractual obligations.

15.3
Notwithstanding the provisions of Clause 15.1 and 15.2 above, the Pool Participant shall be entitled to withdraw the Pool Vessel from the Pool and to terminate this Agreement during the first six (6) ~~twelve (12)~~ months in the following circumstances:

(a)
in the event that the Pool Participant wishes to sell its Pool Vessel to a Third Party.  In such circumstances, subject to (c) below, the Pool Participant shall be entitled to withdraw the Pool Vessel upon giving sixty (60)  ~~ninety (90)~~ days notice, plus or minus thirty (30) days in the Company’s option, in writing to the Company;

(b)	the Company may in its sole discretion, waive the requirement for a sixty (60) ~~ninety (90)~~ day notice provided for in (a) above; and

(c)
the Pool Participant shall not be entitled to withdraw its Pool Vessel from the Pool and terminate this Agreement, pursuant to (a) above, until any contract entered into by the Company in respect of the Pool Vessel (other than the Time Charter Party) has been fulfilled.  In such circumstances the sixty (60) ~~ninety (90)~~ day notice period shall take effect as expiring on a date plus or minus thirty (30) days in the Company’s option upon fulfilment of such contractual obligations.

15.4
The Company may terminate this Agreement, the Time Charter Party and the Pool Vessel’s participation in the Pool with immediate effect by notice in writing to the Pool Participant if any one of the following situations has arisen:

(a)	the Pool Vessel has been off-hire for periods totalling more than thirty (30) days over the last six (6) months (save in case of off hire for statutory dry docking);

(b)
the performance of the Pool Participant or its Pool Vessel is, in the reasonable opinion of the Company, below the standard required (i) to maintain the reputation of the Pool/Company or (ii) to enable the Company to perform the contractual obligations towards the customers of the Pool/Company and to do so in an adequate and financially viable manner;

(c)
the Pool Participant is in breach with respect to its obligations under this Agreement (including the terms of the Time Charter Party) and the breach is of a nature which, in the reasonable opinion of the Company, warrants a cancellation of this Agreement;

(d)
the Pool Vessel’s crew/master and/or the technical manager performance and/or Pool Vessel’s physical conditions are, in the reasonable opinion of the Company, sub-standard and/or is adversely affecting the performance and operation of the Pool Vessel, and such performance issue is unresolved notwithstanding the Company’s formal registration of complaint;

(e)
the Pool Participant is insolvent and/or is subject to debt negotiations, bankruptcy and/or similar proceedings and/or is unable to or admits its inability to pay its debts as they fall due or circumstances have arisen whereby with the effluxion of time the Pool Participant will be subject to any of the foregoing;

(f)
except where Clause 13.3 applies, the Pool Vessel is captured, arrested, detained or confiscated and the Pool Participant has not, (i) timely informed the Company of the possible occurrence of such an event or (ii) within a period of fifteen (15) days in receipt of notification in writing from the Company thereof or the occurrence of such an event (whichever the earlier), remedied such situation;

(g)	if the Pool Participant or any of its Affiliates becomes a Sanctioned Person during the course of this Agreement; and

(h)	if the Pool Vessel is no longer controlled (whether by way of ownership or charter) by the Pool Participant.

15.5
Any termination of this Agreement and withdrawal of the Pool Vessel from the Time Charter Party shall be without prejudice to any and all rights and obligations of the parties hereto attributable to such termination or withdrawal or to any event, circumstance or period, prior to the effective date of such termination or withdrawal or to any rights and obligations which survive such termination or withdrawal in accordance with this Agreement.

15.6
In respect of an exiting Pool Vessel, the Pool Participant’s accrual of any Pool Vessel’s Share of Pool Earnings will cease as of the date of its withdrawal and its ceasing to be a Pool Vessel.  Once all voyages and accounts have been finalized and closed for the period up to and including the date of the exiting Pool Vessel’s withdrawal, the Company will determine any final sums due to or from the relevant Pool Participant in respect of that Pool Vessel (the “Withdrawing Settlement Amount”). In determining the Withdrawing Settlement Amount, the Company may take into account (without limitation) any outstanding items and/or claims; and any other amounts payable pursuant to the terms of this Agreement and/or the Time Charter Party (whether or not matured), and/or any estimated loss or expenditure as determined pursuant to Clause 15.6 hereto. The Company will notify the Pool Participant in writing of its determination of the Withdrawing Settlement Amount, with supporting evidence.  The Company will pay any Withdrawing Settlement Amount due to the Pool Participant or the Pool Participant will pay any Withdrawing Settlement Amount due to Pool within five (5) business days of the written notification.  If so requested by the Pool Participant, the Company will endeavor to determine and agree with the Pool Participant on an earlier settlement of any Withdrawing Settlement Amount, based on an ongoing best estimate of: any outstanding items or claims; and any monies due pursuant to the terms of this Agreement and the Time Charter Party (whether or not matured), any other provision as deemed necessary by the Company. The Company will endeavor to advance any sums due in respect of the Withdrawing Settlement Amount to the Pool Participant as soon as possible.

15.7	~~Upon a Pool Vessel leaving the Pool for any reason the Pool Participant shall pay to the Company the administrative withdrawal fee of United States Dollars twenty three thousand (US$23,000).~~

16	OFF POOL

16.1
Should the Pool Participant wish to secure time charter employment for its Pool Vessel in excess of 12 months it shall notify the Company of such intention (“Time Charter Request Notice”) and the Company will determine in its discretion whether such time charter employment can be sought for that Pool Vessel.

16.2	If the Company confirms that time charter employment can be sought for the Pool Vessel:

(i)
the Pool Participant shall entrust the Manager with the authority to negotiate and conclude such time charter on such terms and conditions as instructed by the Pool Participant (the “Off Pool Time Charter”);

(ii)
the Pool Vessel will be Off Pool as from the completion of the Pool Vessel’s contractual commitments with the Pool immediately prior to commencement of the Off Pool Time Charter.  Any time lost in connection with the Off Pool Time Charter (including but not limited to waiting for commencement of the Off Pool Time Charter’s lay-can, repositioning within the Off Pool Time Charter delivery areas) and/or costs incurred thereto shall be for the Pool Participant’s account;

(iii)	the Off Pool Time Charter including any and all claims in connection with it shall be handled solely and directly by the relevant Pool Participant;

(iv)
the Company will determine any sums due to or from the Pool Participant in respect of its Pool Vessel being Off Pool (the “Off Pool Settlement Amount”).  In determining the Off Pool Settlement Amount, the Company may without limitation take into account the following: any amounts due to the Pool Participant in respect of working capital; any amounts due pursuant to Clause 16.2(ii); any outstanding items or claims; and any other amounts payable pursuant to the terms of this Agreement and the Time Charter Party (whether or not matured), as assessed by the Company in its absolute discretion;

(v)
the Off Pool Settlement Amount as notified by Company to the Pool Participant in writing shall be paid from the Company to the Pool Participant or vice versa within five (5) business days of such notification;

(vi)
notwithstanding the foregoing, and unless otherwise agreed by the Company, the Pool Participant shall pay to Company immediately upon presentation of invoice for all bunkers remaining on board at the time the Pool Vessel goes Off Pool as per Clause 16.2(ii).  Value of bunkers remaining on board to be assessed on a “first in - first out prices” basis; and

(vii)	upon completion of the Off Pool Time Charter, the Pool Vessel will re-enter the Pool upon satisfaction of the following requirements:

(aa)	compliance with the delivery provisions of the Time Charter Party; and

(bb)	payment of working capital as per Clause 9.

16.3	During the period from the completion of the Off Pool Time Charter until the date of the Pool Vessel re-entering the Pool in accordance with Clause 16.2(vii):

(i)	the Pool Vessel will be managed Off Pool by the Manager under the direct instructions of the relevant Pool Participant; and

(ii)	all earnings and expenses of the Pool Vessel shall be paid directly to or by the Pool Participant.

16.4	The Manager shall be remunerated as follows:

(i)
from the date when the Pool Vessel is Off Pool and throughout the duration the Off Pool Time Charter the Pool Participant shall remunerate the Manager with a commission of one and fifty per cent (1.50%) on all monies earned under the Off Pool Time Charter, payable upon presentation of invoice.  Notwithstanding anything to the contrary said in this Agreement for the whole duration of the Off Pool Time Charter the Manager shall have no title to the flat fee of United States Dollars three hundred and twenty-five (US$325) per day; and

(ii)
from the date when the Off Pool Time Charter terminates until the date when the Pool Vessel re- enters the Pool the Pool Participant shall remunerate the Manager in accordance with Clause 6.2 of this Agreement.

16.5	~~In the event that a Pool Vessel does not re-enter the Pool after completion of the Off Pool Time Charter, the Pool Participant shall pay the administrative withdrawal fee set out in Clause 15.7.~~

17	NATURE OF THE AGREEMENT

17.1
This Agreement shall not constitute or give rise to any partnership, agency or relationship of trust whatsoever between the Pool Participant and the Company or the other Pool Participants and the Company or the Pool Participants themselves. A Pool Participant shall under no circumstances be responsible for the debt of any other Pool Participant nor (except as specifically provided for in this Agreement) for the debt of the Company.

17.2	The Pool Participant shall have no rights (legal or equitable) in respect of goodwill or other tangible or intangible assets of the Company.

18	CONFIDENTIALITY

18.1
This Agreement including all terms, details, conditions, and period is to be kept private and confidential and beyond the reach of any third party, with the exception of the lending banks of the Pool Participant or the Pool Participant’s agents.  The terms and conditions of this Agreement are for the sole use of the parties to this Agreement and are not to be copied or used for any other purpose without the express written consent of the Pool.

19	TOTAL LOSS

19.1
In the event of a constructive, compromised or total loss of a Pool Vessel, a Pool Vessel’s participation in the Pool shall be deemed to be terminated at noon on the day of her loss or, should the Pool Vessel be missing, at noon on the day on which she was last heard of.

20	CHOICE OF LAW AND JURISDICTION

20.1	This Agreement is governed by and shall be interpreted in accordance with English law.

20.2
All disputes arising under or in connection with this Agreement shall be referred to arbitration in London.  The arbitration shall be conducted in accordance with one of the following London Maritime Arbitrators’ Association (“LMAA”) Rules:

(a)
where the amount claimed by the claimants is less than United States Dollars Two hundred and fifty thousand (US$250,000), excluding interest, the reference shall be to a sole arbitrator and the arbitration shall be conducted in accordance with the LMAA FALC Rules;

(b)
where the amount claimed by the claimants is less than United States Dollars Fifty thousand (US$50,000), excluding interest, the reference shall be to a sole arbitrator and the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure; and

(c)
in any case where the LMAA procedures referred to above do not apply, the reference shall be to three arbitrators (one to be appointed by each of the parties and the third by the arbitrators so chosen) in accordance with the LMAA terms in force at the relevant time.

21	NOTICES

21.1
Notices or other communications under or with respect to this Agreement shall be in writing and shall be delivered personally or shall be sent by mail, telefax or email to the parties at their respective addresses set forth below or to such other address as to which notice is given:

To the Pool Participant:

Vision Shipping Co
c/o Castor Maritime Inc
223 Cristodoulou Chatzipaviou Street
Hawaii Royal Gardens,
3036 Limassol, Cyprus
Phone +357 253 577 67
Attention to: Gerry Ventouris (g.ventouris@geeveeships.gr);
and Vassilis Pemmas (v. pemmas@pavimarship.com)

To the Company:

Scorpio Handymax Tanker Pool Ltd

c/o Scorpio Commercial Management SAM

Le Millenium

9, Boulevard Charles III

98000 Monaco

Attn to: Pool Management

Telefax: +377 97 98 58 58

Email: TankerPools@scorpiogroup.net

Pool withdrawal notices should also be emailed to:

TankerPools@scorpiogroup.net

Notice shall be deemed given upon sending except for notice by mail which shall be deemed given upon receipt.

22	ENTIRE AGREEMENT

22.1
This Agreement constitutes the entire agreement and understanding of the parties and supersedes any previous agreement between the parties relating to the subject matter of this Agreement.  Each of the parties acknowledges and agrees that in entering into this Agreement it does not rely on any pre-contractual representation and/or statement whether in writing or in words.

22.2	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute one and the same instrument.

23	RIGHTS OF THIRD PARTIES

23.1
Save as expressly provided in this Agreement, no terms of this Agreement shall be enforceable by a third party, being any person other than the parties hereto and their permitted successors and assignees.  The provisions of the Contracts (Rights of Third Parties) Act 1999 shall accordingly not apply to this Agreement.

24	MISCELLANEOUS CLAUSES

24.1
Intellectual Property Rights.  The Pool Participant acknowledges and agrees that: (a) the term “Scorpio Handymax Tanker Pool” is a trading name with significant commercial value; (b) the sole legitimate owner of this trading name is the Company; and (c) it is hereby granted by the Company a non-exclusive right of usage of the term “Scorpio Handymax Tanker Pool”, always provided that any such usage: (i) is exclusively in conjunction with the Pool Participant’s participation in the Pool; (ii) is subject to and in accordance with the terms of this Agreement; and (iii) extends only for so long as it remains a Pool Participant pursuant to the terms of this Agreement.

24.2
Waiver.  The failure of any Party to enforce or to exercise, at any time or for any period of time any terms of or any right pursuant to this Agreement or the Time Charter Party does not constitute, and shall not be construed as, waiver of such term or right and in no way affects that Party’s right later to enforce or exercise it.

24.3
Obligation binding.  Provisions and clauses of this Agreement and Time Charter Party which are either expressed to survive termination or from their nature or context it is contemplated that they are to survive termination, shall remain in full force and effect notwithstanding such termination.

24.4
Competition.  The Company and the Pool Participant are aware of the scope of the EU’s competition law and policy, Regulation 1419/2006 and have reviewed and taken into account the European Commission’s final guidelines published July 2, 2008 on the application of competition rules to maritime transport. Should the Company or the Pool Participant become aware of circumstances that call into question the compliant status of this Agreement, the Pool Participant will immediately, in good faith, meet to agree such amendments to this Agreement as are deemed necessary to bring this Agreement back in to compliance with the applicable competition rules, or alternatively, forthwith terminate the Agreement in accordance with Clause 15.

IN WITNESS the Parties hereto have executed this Agreement the day and year first above written.

SIGNED by	) /s/Loukas Oikonomou

on behalf of Vision Shipping Co	) Sole Director

SIGNED by Lalage Merello, Attorney-in-Fact	) /s/ Lalage Merello

on behalf of Scorpio Handymax Tanker Pool Ltd	)

APPENDIX 1.1

POOL POINTS EVALUATION PROCESS

APPENDIX 1.2

POOL VESSELS PERFORMANCE REVIEW CRITERIA MECHANISM FOR PREMIUM AND PENALTIES

APPENDIX 2

COMMERCIAL MANAGEMENT AGREEMENT

APPENDIX 3.1

STANDARD POOL TIME CHARTER

APPENDIX 3.2

TIME CHARTER PARTY